SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 02 August 2013

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")
Interim Report
2 August 2013

Bank of Ireland today issues its Interim Report for the 6 months ended 30 June 2013. Please click on the following link to view the Interim Report:

http://www.rns-pdf.londonstockexchange.com/rns/7902K_-2013-8-1.pdf

Alternatively you may view this Interim Report on the Bank of Ireland website at:

www.bankofireland.com/investor

Ends

For further information please contact:

Bank of Ireland
Andrew Keating	Group Chief Financial Officer	+353 (0)76 623 5141
Tony Joyce	Head of Group Investor Relations	+353 (0)76 623 4729
Pat Farrell Helen Nolan	Head of Group Communications Group Secretary	+353 (0)76 623 4770 +353 (0)76 623 4710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 02 August 2013